

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2024

Craig E. Fraser
President and Chief Executive Officer
Windtree Therapeutics, Inc.
2600 Kelly Road, Suite 100
Warrington, PA 18976

     Re: Windtree Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed August 23, 2024
           File No. 333-281755

Dear Craig E. Fraser:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Daniel Crawford at 202-551-7767 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Jennifer Porter, Esq.